UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A/A

                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            CRIMSON EXPLORATION INC.

             (Exact Name of Registrant as Specified in Its Charter)

                  DELAWARE                        87-0444770
(State of Incorporation or organization) (I.R.S. Employer Identification no.)

         480 N. SAM HOUSTON PARKWAY E.
                 SUITE 300
               HOUSTON, TEXAS                               77060
---------------------------------------------               ------
    (Address of Principal Executive Offices)              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                      Name of each exchange on which
 to be so registered                      each class is to be registered

 NONE                                                 NONE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to
which this form relates:           001-12108             (if applicable)
                        -------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

                                (Title of class)

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

                                EXPLANATORY NOTE

         This Amendment to our Form 8-A is being filed as the result of the reincorporation merger (the "Reincorporation") of our predecessor, GulfWest Energy Inc., a Texas corporation (the "Texas Corporation"), into Crimson Exploration Inc., a Delaware corporation ("Crimson", "we", "us" and words of similar import), that became effective on June 29, 2005. The Reincorporation was effected by a merger of the Texas Corporation with and into Crimson, which, prior to effecting the Reincorporation, was a wholly-owned subsidiary of the Texas Corporation.

         Pursuant to the terms of the Agreement and Plan of Merger between us and the Texas Corporation, each outstanding share of Class A common stock of the Texas Corporation was automatically converted into one share of our common stock, and each share of each series of preferred stock of the Texas Corporation was automatically converted into one share of the corresponding series of our preferred stock, in each case at the time the Reincorporation became effective. The Texas Corporation's Class A common stock was quoted on the Over-the-Counter Bulletin Board and our common stock continues to be quoted on the Over-the-Counter Bulletin Board.

         We are filing this Amendment to update in its entirety the description of our common stock.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         The following descriptions are summaries of material terms of our common stock, preferred stock, certificate of incorporation and bylaws. This summary is qualified by reference to our certificate of incorporation, bylaws and the designations of our preferred stock, which have been previously filed as exhibits to our public filings with the Securities and Exchange Commission, and by the provisions of applicable law.

         We are authorized to issue 200 million shares of common stock, par value $.001 per share. As of July 19, 2005, there were 28,835,699 shares of our sole class of common stock issued and outstanding, and held by approximately 700 beneficial owners. On an "as converted" basis, if all of the common stock underlying our various convertible and derivative securities, including warrants and granted employee stock options, outstanding at July 19, 2005 is issued by us, the number of our outstanding shares of common stock will increase to approximately 111.4 million shares.

         Our common stock is traded over-the-counter (OTC) under the symbol "CXPI". Fidelity Transfer Company, 1800 South West Temple, Suite 301, Box 53, Salt Lake City, Utah 84115, (801) 484-7222 is the transfer agent for the common stock.

OUR COMMON STOCK

         The holders of our common stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities (including preferential distribution and dividend rights of holders of preferred stock). The common stock does not have cumulative voting rights. The holders of the outstanding shares of the common stock, voting with the holders of the Series H Preferred Stock on an as converted basis, elect, by plurality vote, all of the directors not entitled to be elected by holders of the Series G Preferred Stock voting as a class, who are entitled to elect a majority of our Board of Directors.

         Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the Board out of funds legally available therefor. We have never paid cash dividends on the common stock and do not anticipate paying any cash dividends in the foreseeable future. As described below, the terms of our preferred stock may limit our ability to declare and pay dividends on the common stock.

OUR PREFERRED STOCK

         Our board of directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each such series.

         As of July 19, 2005, there were 103,250 shares of preferred stock, par value $0.01 per share, issued and outstanding in four series, including 8,000 shares of Series D Preferred Stock (the "Series D Preferred Stock"), 9,000 shares of Cumulative Convertible Preferred Stock, Series E (the "Series E Preferred Stock"), 81,000 shares of Series G Convertible Preferred Stock (the "Series G Preferred Stock") and 5,250 shares of Series H Preferred Stock (the "Series H Preferred Stock"; collectively, "Preferred Stock"). The 8,000 shares of Series D Preferred Stock are held by a former director, as are the 9,000 shares of Series E Preferred Stock. The 81,000 shares of Series G Preferred Stock are held by OCM GW Holdings LLC (an affiliate of Oaktree Capital Management, LLC), an officer, and 10 other investors. The 5,250 shares of Series H Preferred Stock are held by 11 parties including 3,000 shares by a former director and 2,000 shares by OCM GW Holdings. Our preferred stock is senior to our common stock regarding liquidation.

         The Series D Preferred Stock does not have voting rights except as required by law, is not entitled to dividends, nor is it redeemable. However it is convertible to common stock at any time. None of the 8,000 outstanding shares of Series D Preferred Stock has been converted. On a fully converted basis, the 8,000 shares of Series D Preferred Stock would convert to 500,000 shares of common stock. The Series D Preferred Stock is of equal priority with the Series E Preferred Stock as to liquidation, and has a $500 per share liquidation value.

         The Series E Preferred Stock is entitled to receive cumulative dividends at the rate of 6% per year, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, payable quarterly. Except as permitted in the certificate of designation for the Series E Preferred Stock, dividends may not be paid on the common stock or other junior stock unless dividends on the Series E Preferred Stock have been paid. Dividends on the Series E Preferred Stock will accrue but not be paid until March 31, 2009, at which time we will commence quarterly dividend payments. Deferred dividends on the Series E Preferred Stock may be paid to the extent the board of directors elects to do so or dividends on the Series G Preferred Stock are paid for a quarter. Accrued dividends on the Series E Preferred Stock may be converted to common stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. The Series E Preferred Stock is redeemable in whole or in part at any time, at our option, at a price of $500 per share, plus all accrued and undeclared or unpaid dividends; except that, prior to our redemption, the holders of record shall be given a 60-day written notice of our intent to redeem and the opportunity to convert the Series E Preferred Stock to common stock. The conversion price for the Series E Preferred Stock is based on $2.00 per share of common stock. Upon a change of control, the Series E Preferred Stock is redeemable at the holder's election at the same redemption price, provided that holders may convert their shares to common stock prior to the redemption date. The Series E Preferred Stock automatically converts to common stock to the extent OCM GW Holdings and its affiliates convert their shares of Series G Preferred Stock. The consent of a majority of the Series E Preferred Stock is required to amend, alter, waive or repeal our charter or bylaws, if the result would adversely affect the Series E Preferred Stock, or to increase the number of directors above nine. None of the 9,000 outstanding shares of Series E Preferred Stock has been redeemed or converted. On a fully converted basis, the 9,000 shares of Series E Preferred Stock would convert to 2,250,000 shares of common stock, or approximately 2.4 million shares, including dividends accrued to the last dividend payment date.

         The Series G Preferred Stock ranks senior to all outstanding classes of capital stock. The Series G Preferred Stock provides for an 8% cumulative cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, which will accrue but not be paid until the dividend owing April 1, 2009 is required to be paid, at which time we will commence quarterly dividend payments. Deferred dividends may be paid to the extent the board of directors elects to do so. Accrued dividends on the Series G Preferred Stock may be converted to common stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at our option, with the consent of the holders affected, at any time. The Series G Preferred Stock may be redeemed by us after February 28, 2009 if a share of the underlying common stock trades at a price greater than the $.90 (as adjusted) conversion price for 30 consecutive trading days, at a price per share of Series G Preferred Stock equal to $500 plus accrued and unpaid dividends. In addition, we may be required to redeem the Series G Preferred Stock upon a change of control or if requested by a majority of holders if we breach the document governing the Series G Preferred Stock or if OCM GW Holdings and it affiliates suffer more than $3 million in damages arising from our breaches of covenants, representations or warranties under the Series G Preferred Stock subscription agreement or Shareholders Rights Agreement between us and OCM GW Holdings, provided that holders may convert their shares to common stock prior to the redemption date. If a dividend, other than a common stock dividend, is declared on our common stock we will be required to declare a similar distribution with respect to shares of Series G Preferred Stock on an as-converted basis. The consent of a majority of the Series G Preferred Stock is required to pay a dividend or make a distribution on or make any other payment with respect to the capital stock of the company, except as permitted in the certificate of designation for the Series G Preferred Stock, or to effect a change in control. In addition, the consent of the majority of the Series G preferred Stock is required to issue senior stock or parity stock or to amend, modify or repeal the Series G certificate of designation or any other preferred stock certificate of designation, or the charter or bylaws if the result could reasonably be expected to adversely affect the Series G Preferred Stock. On a fully converted basis, the 81,000 shares of Series G Preferred Stock would convert to approximately 45 million shares of common stock, or approximately 46.2 million shares, including dividends accrued up to the last dividend payment date.

         The Series H Preferred Stock is convertible into common stock at a conversion price of $0.35 a share and ranks junior to the Series G Preferred Stock as to dividends and liquidation but senior to all other outstanding classes of preferred stock of the Company. Holders of the Series H Preferred Stock are entitled to cumulative quarterly dividends of 10 shares of common stock per share of Series H Preferred Stock, or 40 shares of common stock annually per share of Series H Preferred Stock. The Series H Preferred Stock may be redeemed by us if we elect to redeem the Series G Preferred Stock, at a price per share of $500, the amount each share is entitled to upon liquidation, provided that holders may convert their shares to common stock prior to the redemption date. The Series H Preferred Stock automatically converts to common stock to the extent OCM GW Holdings and its affiliates convert their Series G Preferred Stock. The consent of a majority of the Series H Preferred Stock is required to amend, modify or repeal the certificate of designation for the Series H Preferred Stock, or the charter if the result could reasonably be expected to adversely affect the Series H Preferred Stock. In addition, the consent of a majority of the Series H Preferred Stock is required to pay a dividend or make a distribution on or make any other payment with respect to our capital stock, except as permitted in the certificate of designation for the Series H Preferred Stock. On a fully converted basis, the 5,250 shares of Series H Preferred Stock would convert into approximately 7.5 million shares of common stock.

         Holders of both the Series G Preferred Stock and Series H Preferred Stock vote on an as-converted basis with the holders of the common stock. The Series G Preferred Stock, voting as a class, has the right to elect a majority of our board. The Series E Preferred Stock has the right to appoint one director in the event of two or more dividend defaults or our insolvency or similar events. The conversion rights of each series of preferred stock are subject to anti-dilution adjustments set forth in the certificate of designation for each series.

OUTSTANDING OPTIONS AND WARRANTS

         At July 19, 2005, we had outstanding warrants and options for the purchase of 26,019,000 shares of common stock at prices ranging from $.01 to $1.81 per share, including employee stock options to purchase 24,324,000 shares at prices ranging from $.45 to $1.81 per share. If we issue additional shares, the existing shareholders' percentage ownership of the Company may be further diluted.

AGREEMENTS WITH SHAREHOLDERS

         We and OCM GW Holdings entered into a Shareholders Rights Agreement on February 28, 2005 providing OCM GW Holdings with up to four demand registrations with respect to shares of Series G Preferred Stock and common stock upon the request of holders holding 50% or more of the registrable securities on an as converted basis, and unlimited piggyback registration rights. OCM GW Holdings is entitled to receive monthly financial reports, an annual business plan and operating budget, periodic filings and other information about us and, in addition, the agreement provides OCM GW Holdings with board observation rights. The Shareholders Rights Agreement subjects us to various restrictive covenants affecting the operation of our business. Further, OCM GW Holdings has a right of first refusal to purchase any additional securities proposed to be purchased by a third party from us.

         We also entered into an Omnibus and Release Agreement with OCM GW Holdings and certain other shareholders on February 28, 2005, which prohibits those shareholders from, directly or indirectly, entering into any swap, option, future, forward or other similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our Series H Preferred Stock or common stock, although such holders may sell our common stock or, after February 28, 2007, the Series H Preferred Stock. After February 28, 2007, OCM GW Holdings and its affiliates have a right of first refusal to acquire any Series H Preferred Stock if a third party offers to acquire that stock, and the signatories to the Omnibus and Release Agreement have piggyback registration rights with respect to certain of the common stock held by them or issuable as a dividend. The restrictions imposed upon the shareholders that have executed the Omnibus and Release Agreement do not apply to shares of common stock owned by these shareholders, whether received upon conversion of the Series H Preferred Stock or otherwise, except as disclosed above.

         Pursuant to a Subscription Agreement dated February 28, 2005, Allan D. Keel, Chief Executive Officer and President, is subject to restrictions on transfers of his shares of Series G Preferred Stock for a period of 2 years. Allan D. Keel and the other purchasers of Series G Preferred Stock are subject to a right of first offer in favor of OCM GW Holdings, but not with respect to shares of common stock received upon conversion, and are required to convert their shares to common stock when Holdings and its affiliates convert their shares into common stock in the same proportion as OCM GW Holdings and its affiliates.

         J. Virgil Waggoner, a former director, entered into a Share Transfer Restriction Agreement, dated February 28, 2005, with OCM GW Holdings, and delivered an Irrevocable Proxy which currently grants OCM GW Holdings a proxy to vote his Series H Preferred Stock in matters on which the Series H Preferred Stock may vote as a class until such time as all of Mr. Waggoner's Series H Preferred Stock has converted into common stock. Mr. Waggoner is subject to restrictions on the disposition or transfer of the economic or voting rights of the Series H Preferred Stock owned by him, including prohibitions on transfers of shares of Series H Preferred Stock or entering into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any such capital stock, without the consent of OCM GW Holdings.

         In addition, Mr. Waggoner is required to convert any shares of Series H Preferred Stock he owns into common stock in the same proportion as that converted by OCM GW Holdings or its affiliates.

         These agreements may serve to preserve the control of the present principal shareholder.

         Pursuant to the terms of a letter agreement between us and certain equity investors dated April 22, 2004, on June 1, 2004, we filed a Shelf Registration Statement on Form S-1, which was declared effective on July 14, 2004, in connection with our April 2004 financing, in which we initially registered for resale 19,179,192 shares of common stock, which included shares of common stock exchangeable for the preferred stock issued in that financing, as well as shares of common stock issuable upon conversion of preferred stock and exercise of warrants with piggyback registration rights that we had issued to employees, consultants and lenders. In connection with our April 2004 financing, we also issued warrants to purchase 2,035,621 shares of common stock and entered into a related warrant agreement dated April 27, 2004, which provides the holders of common stock issuable upon exercise of the warrants the right to two demand registrations for two years from the date of exercise and unlimited piggyback registration rights. The warrant holders have since exercised their warrants for common stock, and those shares are included on the S-1 Shelf Registration Statement. We have committed to keep this Registration Statement effective and current until December 8, 2006.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAWS AND OUR CHARTER AND BYLAWS PROVISIONS

         CERTIFICATE OF INCORPORATION AND BYLAWS. Certain provisions in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

         Our Certificate of Incorporation and Bylaws contain provisions that (unless, as a general matter, a preferred stock designation provides otherwise for that series of preferred stock):

     o permit us to issue, without any further vote or action by the shareholders, additional shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualification, limitations or restrictions, of the shares of such series;

     o require special meetings of the shareholders to be called by the Chairman of the Board, the Chief Executive Officer, the President or by resolution of a majority of the Board;

     o require business at special meetings to be limited to the stated purpose or purposes of that meeting;

     o require that shareholder action to be taken at a meeting rather than by written consent, unless approved by our board of directors;

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

     o require that shareholders follow certain procedures, including advance notice procedures, to bring certain matters before an annual meeting or to nominate a director for election; and

     o    permit directors to fill vacancies in our Board of Directors.

         The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result form actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

         DELAWARE TAKEOVER STATUTE. Section 203 (the "Delaware Business Combinations Statute") of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is broadly defined as a person (including the affiliates and associates of such person) that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation. This provision prohibits certain business combinations (including mergers, consolidations, sales or other dispositions of assets having an aggregate market value of 10% or more of either the consolidated assets of a company or its outstanding stock, and certain transactions that would increase the interested stockholder's proportionate share of ownership in a company or grant the interested stockholder disproportionate financial benefits) between an interested stockholder and a company for a period of three years after the date the interested stockholder acquired its stock, unless: (i) the business combination or the transaction in which the stockholder became an interested stockholder is approved by such company's board of directors prior to the date the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of such company in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

LIMITATION ON LIABILITY OF DIRECTORS

         Section 145 of the Delaware General Corporation Law permits us to indemnify directors, officers, employees or agents, or persons serving in such capacity at our request at another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, other than an action by or in the right of the company, to which such director, officer, employee or agent may be a party, provided such person shall have acted in good faith and shall have reasonably believed that his conduct was in or not opposed to our best interests and, in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the company against a director, officer, employee or agent, we have the power to indemnify such director, officer, employee or agent for actual and reasonable expenses (including attorneys' fees) incurred in connection with the defense or settlement of such suit (a) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and (b) if found liable to us only if ordered by a court of law. Section 145 provides that such section is not exclusive of any other indemnification rights granted by us to directors, officers, employees or agents. The Delaware General Corporation Law provides for mandatory indemnification of directors and officers where such director or officer is successful on the merits in the types of proceedings discussed above.

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

         Our Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent authorized or permitted by applicable law. The right to indemnification is a contract right and includes the right to be paid by us the expenses incurred in defending any such proceeding in advance of its final disposition. Our Bylaws provide that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by a director in his capacity as a director or officer may be made only upon delivery to us of an undertaking to repay all advanced amounts if it is ultimately determined by final nonappealable judicial decision that such person is not entitled to be indemnified for those expenses. Such provisions may have the effect of preventing changes in our management.

         Our Certificate of Incorporation also contains a provision eliminating the liability of a director to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the Delaware General Corporation Law. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing lawsuits against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders.

         Additionally, we have entered into director indemnification agreements with all of our directors and our executive officers providing for indemnification and advancement of expenses in connection with legal proceedings. We also maintain directors and officers liability insurance for our officers and directors.

ITEM 2. EXHIBITS.

         The following exhibits to this Amendment to Registration Statement on Form 8-A, which constitute all constituent instruments defining the rights of the holders of the Company's common stock, including any contracts or other documents which limit or qualify the rights of such holders, are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.



      Number           Description
      ------           -----------
      3.1*             Certificate of Incorporation of the Registrant.

      3.2* Certificate of Designation, Preferences and Rights of the Series D Preferred Stock.

      3.3* Certificate of Designation, Preferences and Rights of the Cumulative Convertible Preferred Stock, Series E

      3.4* Certificate of Designation, Preferences and Rights of the Series G Convertible Preferred Stock.

      3.5* Certificate of Designation, Preferences and Rights of the Series H Convertible Preferred Stock.

      3.6*             Bylaws of the Registrant.

      3.7*             Specimen form of Common Stock certificate

      4.1 Shareholders Rights Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Incorporated by reference to the exhibits to the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

      4.2 Omnibus and Release Agreement among GulfWest Energy Inc., OCM GW Holdings, LLC and those signatories set forth on the signature page thereto, dated as of February 28, 2004. (Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.3 Letter Agreement by and among GulfWest Energy Inc., a Texas corporation, GulfWest Oil & Gas Company and the investors listed on the signature page thereof, dated April 22, 2004. (Incorporated by reference to the exhibits to our Current Report on Form 8-K, dated April 29, 2004 and filed with the Commission on May 10, 2004.)

      4.4 Warrant Agreement made by and between GulfWest Energy Inc., and Highbridge/Zwirn Special Opportunities FUND, L.P., and Drawbridge Special Opportunities Fund LP, Grantees, dated and effective April 29, 2004. (Incorporated by reference to the exhibits to our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

      4.5 Share Transfer Restriction Agreement between J. Virgil Waggoner and OCM GW Holdings, LLC, dated February 28, 2005. (Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.6 Irrevocable Proxy executed by J. Virgil Waggoner dated February 28, 2005. ( Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.7 Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005. ( Incorporated by reference to the exhibits to the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

                       *Incorporated by reference to the exhibits of our Current Report on Form 8-K filed July 5, 2005.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                   CRIMSON EXPLORATION INC.

Date: July 21, 2005                By:      /S/ E. JOSEPH GRADY
                                        ---------------------------------------
                                        Name:   E. Joseph Grady
                                        Title:     Senior Vice President and
                                                   Chief Financial Officer

                                 EXHIBIT INDEX


      Number           Description
      ------           -----------
      3.1*             Certificate of Incorporation of the Registrant.

      3.2* Certificate of Designation, Preferences and Rights of the Series D Preferred Stock.

      3.3* Certificate of Designation, Preferences and Rights of the Cumulative Convertible Preferred Stock, Series E

      3.4* Certificate of Designation, Preferences and Rights of the Series G Convertible Preferred Stock.

      3.5* Certificate of Designation, Preferences and Rights of the Series H Convertible Preferred Stock.

      3.6*             Bylaws of the Registrant.

      3.7*             Specimen form of Common Stock certificate

      4.1 Shareholders Rights Agreement between GulfWest Energy Inc. and OCM GW Holdings, LLC dated February 28, 2005. (Incorporated by reference to the exhibits to the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

      4.2 Omnibus and Release Agreement among GulfWest Energy Inc., OCM GW Holdings, LLC and those signatories set forth on the signature page thereto, dated as of February 28, 2004. (Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.3 Letter Agreement by and among GulfWest Energy Inc., a Texas corporation, GulfWest Oil & Gas Company and the investors listed on the signature page thereof, dated April 22, 2004. (Incorporated by reference to the exhibits to our Current Report on Form 8-K, dated April 29, 2004 and filed with the Commission on May 10, 2004.)

      4.4 Warrant Agreement made by and between GulfWest Energy Inc., and Highbridge/Zwirn Special Opportunities FUND, L.P., and Drawbridge Special Opportunities Fund LP, Grantees, dated and effective April 29, 2004. (Incorporated by reference to the exhibits to our Current Report on Form 8-K dated April 29, 2004 and filed with the Commission on May 10, 2004.)

      4.5 Share Transfer Restriction Agreement between J. Virgil Waggoner and OCM GW Holdings, LLC, dated February 28, 2005. (Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.6 Irrevocable Proxy executed by J. Virgil Waggoner dated February 28, 2005. ( Incorporated by reference to the exhibits to our Form 10-K, Reg. No. 001-12108, filed with the Commission on March 31, 2005.)

      4.7 Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005. ( Incorporated by reference to the exhibits to the Form 13D, Reg. No. 005-54301, filed with the Commission on March 10, 2005.)

                       *Incorporated by reference to the exhibits of our Current Report on Form 8-K filed July 5, 2005.


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